

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

Mark Cloutier
Executive Chairman, Group Chief Executive Officer and Director
Aspen Insurance Holdings Limited
141 Front Street
Hamilton, HM19
Bermuda

   Re: Aspen Insurance Holdings Limited
     Registration Statement on Form F-3
     Filed June 14, 2023
     File No. 333-272650

Dear Mark Cloutier:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Robert Arzonetti at (202) 551-8819 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Finance

cc: Brian M. Janson